                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 9) (1)

                                PRICESMART, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741511109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  JACK MCGRORY
                             C/O THE PRICE GROUP LLC
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                OCTOBER 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 17 pages)

----------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 2 OF 17 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The Price Group LLC
     52-2255962
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
          NUMBER OF
                                   0 (See Item 5)
           SHARES             --------------------------------------------------
                              8    SHARED VOTING POWER
        BENEFICIALLY
                                   6,820,204 (See Item 5)
          OWNED BY            --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH REPORTING
                                   0 (See Item 5)
           PERSON             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
            WITH
                                   6,820,204 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,820,204 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO - Limited Liability Company
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 3 OF 17 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Price Charities (formerly known as San Diego Revitalization Corp.)
     33-0898712
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
          NUMBER OF
                                   0  (See Item 5)
           SHARES             --------------------------------------------------
                              8    SHARED VOTING POWER
        BENEFICIALLY
                                   3,885,335  (See Item 5)
          OWNED BY            --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH REPORTING
                                   0  (See Item 5)
           PERSON             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
            WITH
                                   3,885,335  (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,885,335 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO - Nonprofit Corporation
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 4 OF 17 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sol Price
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF, WC, AF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
          NUMBER OF
                                   891,759  (See Item 5)
           SHARES             --------------------------------------------------
                              8    SHARED VOTING POWER
        BENEFICIALLY
                                   10,705,539  (See Item 5)
          OWNED BY            --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH REPORTING
                                   891,759  (See Item 5)
           PERSON             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
            WITH
                                   10,705,539  (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,597,298  (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 5 OF 17 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert E. Price
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF, WC, AF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
          NUMBER OF
                                   610 (See Item 5)
           SHARES             --------------------------------------------------
                              8    SHARED VOTING POWER
        BENEFICIALLY
                                   13,836,863 (See Item 5)
          OWNED BY            --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH REPORTING
                                   610 (See Item 5)
           PERSON             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
            WITH
                                   13,836,863 (See Item 5)
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,837,473  (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 6 OF 17 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jack McGrory
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF, WC, AF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
          NUMBER OF
                                   7,270 (See Item 5)
           SHARES             --------------------------------------------------
                              8    SHARED VOTING POWER
        BENEFICIALLY
                                   10,710,749 (See Item 5)
          OWNED BY            --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH REPORTING
                                   7,270 (See Item 5)
           PERSON             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
            WITH
                                   10,710,749 (See Item 5)
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,718,019  (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 7 OF 17 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Murray Galinson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
          NUMBER OF
                                   19,770 (See Item 5)
           SHARES             --------------------------------------------------
                              8    SHARED VOTING POWER
        BENEFICIALLY
                                   10,705,539 (See Item 5)
          OWNED BY            --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH REPORTING
                                   19,770 (See Item 5)
           PERSON             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
            WITH
                                   10,705,539 (See Item 5)
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,725,309  (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 8 OF 17 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Keene Wolcott
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
          NUMBER OF
                                   20,600 (See Item 5)
           SHARES             --------------------------------------------------
                              8    SHARED VOTING POWER
        BENEFICIALLY
                                   0 (See Item 5)
          OWNED BY            --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH REPORTING
                                   20,600 (See Item 5)
           PERSON             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
            WITH
                                   0 (See Item 5)
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,600  (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 9 OF 17 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jose Luis Laparte
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Mexico
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
          NUMBER OF
                                   233,850 (See Item 5)
           SHARES             --------------------------------------------------
                              8    SHARED VOTING POWER
        BENEFICIALLY
                                   0 (See Item 5)
          OWNED BY            --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH REPORTING
                                   233,850 (See Item 5)
           PERSON             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
            WITH
                                   0 (See Item 5)
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     233,850  (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A              PAGE 10 OF 17 PAGES

        This Amendment No. 9 relates to the common stock, par value $0.0001 per share ("Common Stock"), of PriceSmart, Inc., a Delaware corporation ("PriceSmart"), and amends that certain Schedule 13D jointly filed by The Price Group LLC, a California limited liability company ("Price Group"), Price Charities (formerly known as San Diego Revitalization Corp.), a California nonprofit corporation ("Price Charities"), Sol Price, a natural person, and Robert E. Price, a natural person, with the Securities and Exchange Commission ("SEC") on October 29, 2004, as amended by Amendment No. 1 thereto, filed with the SEC on January 10, 2005, and by Amendment No. 2 thereto, filed with the SEC on January 18, 2005, and by Amendment No. 3 thereto, filed with the SEC on May 9, 2005, and by Amendment No. 4 thereto, filed with the SEC on January 9, 2006, and by Amendment No. 5 thereto, filed with the SEC on February 14, 2006, and by Amendment No. 6 thereto, filed with the SEC on February 24, 2006, and by Amendment No. 7 thereto, filed with the SEC on May 10, 2007, and by Amendment No. 8 thereto, filed with the SEC on May 22, 2007 (such Schedule 13D, as so amended, being the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

        As previously disclosed, Price Group, Price Charities, Mr. S. Price, Mr.
R. Price, Mr. McGrory, Mr. Galinson and Mr. Wolcottt intend to act as a group with respect to voting of the Common Stock. On October 31, 2007, Jose Luis Laparte agreed to act together with Price Group, Price Charities, Mr. S. Price, Mr. R. Price, Mr. McGrory, Mr. Galinson and Mr. Wolcottt with respect to voting of the Common Stock. Accordingly, this Schedule 13D is being amended to include Mr. Laparte as a reporting person hereunder.


ITEM 2.       IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

     (a), (f)   This statement on Schedule 13D is being jointly filed by (i)
                The Price Group LLC, a California limited liability company ("Price Group"), (ii) Price Charities (formerly known as San Diego Revitalization Corp.), a California nonprofit corporation ("Price Charities"), (iii) Sol Price, a natural person and citizen of the United States of America, (iv) Robert E. Price, a natural person and citizen of the United States of America, (v) Jack McGrory, a natural person and citizen of the United States of America, (vi) Murray Galinson, a natural person and citizen of the United States of America, (vii) Keene Wolcott, a natural person and citizen of the Unites States of America, and (viii) Jose Luis Laparte, a natural person and citizen of Mexico (collectively, the "Reporting Persons").

                The managers of Price Group (the "Price Group Managers"), each of whom is a citizen of the United States of America, are as follows:

                            Sol Price                    Manager
                            Robert E. Price              Manager
                            Jack McGrory                 Manager
                            Murray Galinson              Manager
                            Mitch Lynn                   Manager
                            Sherry Bahrambeygui          Manager

                The directors and executive officers of Price Charities (collectively, the "Price Charities Directors and Officers"), each of whom is a citizen of the United States of America, are as follows:

                            Sol Price                    Director and Chairman
                                                         of the Board
                            Robert E. Price              Director and President
                            Jack McGrory                 Director and Executive
                                                         Vice President
                            Allison Price                Director
                            Murray Galinson              Director
                            William Gorham               Director
                            Sherry Bahrambeygui          Director, Secretary and
                                                         Chief Financial Officer

CUSIP NO. 741511109              SCHEDULE 13D/A              PAGE 11 OF 17 PAGES

                Each Reporting Person affirms membership in a group with each other Reporting Person. Each Reporting Person disclaims membership in a group with the Price Group Managers (other than to the extent any of the Price Group Managers are also Reporting Persons) and the Price Charities Directors and Officers (other than to the extent any of the Price Charities Directors and Officers are also Reporting Persons).

     (b)-(c) The principal executive office of Price Group and Price Charities, and the principal business address of each of Mr. S. Price, Mr. R. Price, Mr. McGrory, Mr. Galinson, the Price Group Managers (other than Mr. Lynn) and the Price Charities Directors and Officers, is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037. The principal business address of each of Mr. Wolcott and Mr. Laparte is 9740 Scranton Road, San Diego, California 92121. The principal business address of Mr. Lynn is 2245 San Diego Avenue, No. 223, San Diego, California 92110.

                The principal business of Price Group is real estate and investment. The principal business of Price Charities is to function as a public charity. The principal occupation of Mr. S. Price is self-employed investor and manager of Price Group. The principal occupation of Mr. R. Price is Chief Executive Officer of PriceSmart. Mr. R. Price also is a manager of Price Group. The principal occupation of each of Mr. McGrory, Mr. Galinson and Ms. Bahrambeygui is manager of Price Group. The principal occupation of Mr. Wolcott is President of Wolcott Investments, Inc., a private investment company. The principal occupation of Mr. Laparte is President of PriceSmart. The principal occupation of each of Mr. Gorham and Mr. Lynn is self-employed investor. Ms. A. Price is not presently employed.

     (d)-(e) During the last five years, none of the Reporting Persons, nor any of the Price Group Managers, nor any of the Price Charities Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 4.       PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to include the following information:

     The Reporting Persons have agreed to act together with respect to voting of the Common Stock and thus may be deemed to be a group for purposes of
     Section 13(d) of the Securities Exchange Act of 1934, as amended. The Reporting Persons, in the aggregate, beneficially own over 50% of the outstanding Common Stock and thus may be deemed to control PriceSmart.
     In addition, due to such beneficial ownership and control, PriceSmart may be deemed to be (and the Reporting Persons intend for PriceSmart to be) a "controlled company" within the meaning of the Nasdaq Stock
     Market's listing standards.

     The Reporting Persons intend to exercise control over PriceSmart for the indefinite future.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated as follows:

CUSIP NO. 741511109              SCHEDULE 13D/A              PAGE 12 OF 17 PAGES

     (a)-(b) The Reporting Persons presently may be deemed to beneficially own, in the aggregate and as a group, 15,015,932 shares of Common Stock (including options exercisable, and restricted stock awards vesting, within 60 days of the date of this filing for 120,020 shares of Common Stock), which represent approximately 50.5% of the outstanding Common Stock.((2)) The Reporting Persons, the Price Group Managers and the Price Charities Directors and Officers presently may be deemed to beneficially own, in the aggregate, the equivalent of 15,056,180 shares of Common Stock (including options exercisable, and restricted stock awards vesting, within 60 days of the date of this filing for 120,020 shares of Common Stock), which represent approximately 50.6% of the outstanding Common Stock. The beneficial ownership of shares of Common Stock (or equivalents thereof) by each of the Reporting Persons, the Price Group Managers and the Price Charities Directors and Officers is as follows:((3))

                        Price Group presently may be deemed to beneficially own 6,820,204 shares of Common Stock, which represent approximately 23.0% of the outstanding Common Stock, no shares over which it may be deemed to have sole voting and dispositive power and 6,820,204 shares over which it may be deemed to have shared voting and dispositive power.

                        Price Charities presently may be deemed to beneficially own 3,885,335 shares of Common Stock, which represent approximately 13.1% of the outstanding Common Stock, no shares over which it may be deemed to have sole voting and dispositive power and 3,885,335 shares over which it may be deemed to have shared voting and dispositive power.

                        Mr. S. Price presently may be deemed to beneficially own 11,597,298 shares of Common Stock, which represent approximately 39.1% of the outstanding Common Stock, 891,759 shares over which he may be deemed to have sole voting and dispositive power and 10,705,539 shares over which he may be deemed to have shared voting and dispositive power. Helen Price is the wife of Mr. S. Price. To the extent she may be deemed to beneficially own any shares, they are included in the shares reported as may be deemed to be beneficially owned by Mr. S. Price.

                        Mr. R. Price presently may be deemed to beneficially own 13,837,473 shares of Common Stock, which represent approximately 46.7% of the outstanding Common Stock, 610 shares over which he may be deemed to have sole voting and dispositive

----------------------
         (2) All calculations of percentage ownership in this Schedule 13D are based on (i) approximately 29,635,560 shares of Common Stock estimated to be issued and outstanding as of June 30, 2007, as reported in the Form 10-Q, filed by PriceSmart with the SEC on July 3, 2007, plus (ii) the shares of Common Stock issuable upon the exercise of all stock options (if any) exercisable within 60 days of the date of this filing that may be deemed to be beneficially owned by the person(s) whose percentage ownership is being calculated.

         (3) Shares of Common Stock (or equivalents thereof) disclosed for each of the Price Group Managers and the Price Charities Directors and Officers include shares that may be deemed to be beneficially owned by more than one person. In particular, the shares disclosed for each of the Price Group Managers all include 6,820,204 shares held by Price Group, and the shares disclosed for each of the Price Charities Directors and Officers all include 3,885,335 shares held by Price Charities.

         Disclosure of shares should not be construed as an admission of beneficial ownership of such shares.

CUSIP NO. 741511109              SCHEDULE 13D/A              PAGE 13 OF 17 PAGES

                        power and 13,836,863 shares over which he may be deemed to have shared voting and dispositive power. Allison Price is the wife of Mr. R. Price. To the extent she may be deemed to beneficially own any shares, they are included in the shares reported as may be deemed to be beneficially owned by Mr. R. Price.

                        Mr. McGrory presently may be deemed to beneficially own the equivalent of 10,718,019 shares of Common Stock (including options exercisable within 60 days of the date of this filing for 7,270 shares of Common Stock), which represent approximately 36.2% of the outstanding Common Stock, 7,270 shares over which he may be deemed to have sole voting and dispositive power and 10,710,749 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. Galinson presently may be deemed to beneficially own the equivalent of 10,725,309 shares of Common Stock (including options exercisable within 60 days of the date of this filing for 7,270 shares of Common Stock), which represent approximately 36.2% of the outstanding Common Stock, 19,770 shares over which he may be deemed to have sole voting and dispositive power and 10,705,539 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. Wolcott presently may be deemed to beneficially own 20,600 shares of Common Stock (including options exercisable within 60 days of the date of this filing for 600 shares of Common Stock), which represents approximately 0.1% of the outstanding Common Stock, 20,600 shares over which he may be deemed to have sole voting and dispositive power and no shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. Laparte presently may be deemed to beneficially own 233,850 shares of Common Stock (including options exercisable, and restricted stock awards vesting, within 60 days of the date of this filing for 104,880 shares of Common Stock and restricted stock awards vesting at least 60 days after the date of this filing over which Mr. Laparte may exercise only voting control for 125,120 shares of Common Stock) which represents approximately 0.8% of the outstanding Common Stock, 233,850 shares over which he may be deemed to have sole voting and dispositive power and no shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. Lynn presently may be deemed to beneficially own 6,820,204 shares of Common Stock, which represent approximately 23.0% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 6,820,204 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. Gorham presently may be deemed to beneficially own 3,885,335 shares of Common Stock, which represent approximately 13.1% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 3,885,335 shares over which he may be deemed to have shared voting and dispositive power.

                        Ms. Bahrambeygui presently may be deemed to beneficially own 10,745,787 shares of Common Stock, which represent approximately 36.3% of the outstanding Common Stock, no shares over which she may be deemed to have sole voting and dispositive power and 10,745,787 shares over which she may be deemed to have shared voting and dispositive power.

CUSIP NO. 741511109              SCHEDULE 13D/A              PAGE 14 OF 17 PAGES

                Except as set forth below, to the extent any of the Reporting Persons, the Price Group Managers or the Price Charities Directors and Officers may be deemed to share the power to vote or dispose of any of the shares disclosed above, such power is shared only with one or more of the Reporting Persons, the Price Group Managers or the Price Charities Directors and Officers. The exceptions are as follows:

                        Mr. R. Price and Ms. A. Price may be deemed to share voting and dispositive power over 18,805 shares of Common Stock with Rebecca Brewer (formerly Rebecca Price) and 18,805 shares of Common Stock with Sarah Price. Ms. Brewer is employed by the Price Family Charitable Fund, and Ms. S. Price is an actress.

                        Mr. McGrory may be deemed to share voting and dispositive power over 5,210 shares of Common Stock with Ben Price. Mr. B. Price is self-employed.

                        Ms. Bahrambeygui may be deemed to share voting and dispositive power over 40,248 shares of Common stock with Joe Satz. The principal occupation of Mr. Satz is employee of Price Group

                        The principal business address of each of Ms. Brewer, Ms. S. Price, Mr. B. Price and Mr. Satz is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

                        None of Ms. Brewer, Ms. S. Price, Mr. B. Price and Mr. Satz has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                        Each of Ms. Brewer, Ms. S. Price, Mr. B. Price and Mr. Satz is a citizen of the United States of America.

                Except for PriceSmart securities held by Price Group, Price Group disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned any other Reporting Person, any of the Price Group Managers or any of the Price Charities Directors and Officers.

                Except for PriceSmart securities held by Price Charities, Price Charities disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any other Reporting Person, any of the Price Group Managers or any of the Price Charities Directors and Officers.

                Except for PriceSmart securities held by Mr. S. Price, either directly or through entities under his control, Mr. S. Price disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any other Reporting Person, any of the Price Group Managers or any of the Price Charities Directors and Officers.

                Except for PriceSmart securities held by Mr. R. Price, either directly or through entities under his control, Mr. R. Price disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any other Reporting Person, any of the Price Group Managers or any of the Price Charities Directors and Officers.

CUSIP NO. 741511109              SCHEDULE 13D/A              PAGE 15 OF 17 PAGES

                Except for PriceSmart securities held by Mr. McGrory, either directly or through entities under his control, Mr. McGrory disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any other Reporting Person, any of the Price Group Managers or any of the Price Charities Directors and Officers.

                Except for PriceSmart securities held by Mr. Galinson, either directly or through entities under his control, Mr. Galinson disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any other Reporting Person, any of the Price Group Managers or any of the Price Charities Directors and Officers.

                Except for PriceSmart securities held by Mr. Wolcott, either directly or through entities under his control, Mr. Wolcott disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any other Reporting Person, any of the Price Group Managers or any of the Price Charities Directors and Officers.

                Except for PriceSmart securities held by Mr. Laparte, either directly or through entities under his control, Mr. Laparte disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any other Reporting Person, any of the Price Group Managers or any of the Price Charities Directors and Officers.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended to include the following information:

     The information set forth in Item 4 above is hereby incorporated herein by reference in its entirety in response to this Item 6.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended to include the following information:


       Exhibit No.                     Description of Exhibit
       -----------                     ----------------------

           6 Joint Filing Agreement, dated as of October 31, 2007, by and among The Price Group LLC, Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson, Keene Wolcott and Jose Luis Laparte (filed herewith).

CUSIP NO. 741511109              SCHEDULE 13D/A              PAGE 16 OF 17 PAGES

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 31, 2007


                                             THE PRICE GROUP LLC

                                             /s/ Jack McGrory
                                             -----------------------------------
                                             By:        Jack McGrory
                                             Title:     Manager



                                             PRICE CHARITIES

                                             /s/ Jack McGrory
                                             -----------------------------------
                                             By:        Jack McGrory
                                             Title:     Executive Vice President


                                             SOL PRICE

                                             /s/ Sol Price
                                             -----------------------------------


                                             ROBERT E. PRICE

                                             /s/ Robert E. Price
                                             -----------------------------------


                                             JACK MCGRORY

                                             /s/ Jack McGrory
                                             -----------------------------------


                                             MURRAY GALINSON

                                             /s/ Murray Galinson
                                             -----------------------------------


                                             KEENE WOLCOTT

                                             /s/ Keene Wolcott
                                             -----------------------------------


                                             JOSE LUIS LAPARTE

                                             /s/ Jose Luis Laparte
                                             -----------------------------------

CUSIP NO. 741511109              SCHEDULE 13D/A              PAGE 17 OF 17 PAGES


                                  EXHIBIT INDEX


       Exhibit No.                  Description of Exhibit
       -----------                  ----------------------


            1 Joint Filing Agreement, dated as of October 29, 2004, by and among The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price (incorporated by reference to Exhibit 1 to the Schedule 13D filed by The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price with the SEC on October 29, 2004).

            2 Stock Purchase Agreement, dated as of April 19, 2005, by and among PriceSmart, Inc., The Price Group LLC, the Sol and Helen Price Trust and the Robert and Allison Price Trust (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by PriceSmart, Inc. with the SEC on April 22, 2005).

            3 Grant Agreement, dated as of December 22, 2005, by and among Sol Price, the Sol and Helen Price Trust and San Diego Revitalization Corp. (incorporated by reference to
                        Exhibit 3 to Amendment No. 4 to Schedule 13D filed by The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price with the SEC on January 9,
                        2006).

            4 Put Option Agreement, dated as of September 20, 2004, and amended and restated as of January 7, 2005, by and between The Price Group LLC and International Finance Corporation (incorporated by reference to Exhibit 4 to Amendment No. 5 to Schedule 13D filed by The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price with the SEC on February 14, 2006).

            5 Joint Filing Agreement, dated as of May 22, 2007, by and among The Price Group LLC, Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson and Keene Wolcott (incorporated by reference to Exhibit 5 to Amendment No. 8 to Schedule 13D filed by The Price Group LLC, Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson and Keene Wolcott with the SEC on May 22, 2007.

            6 Joint Filing Agreement, dated as of October 31, 2007, by and among The Price Group LLC, Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson, Keene Wolcott and Jose Luis Laparte (filed herewith).

                                                                       Exhibit 6
                                                                       ---------

                             JOINT FILING AGREEMENT



        In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the common stock, par value $0.0001 per share, of PriceSmart, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

        The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

        This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

        In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement this 31st day of October, 2007.



                                       THE PRICE GROUP LLC

                                       /s/ Jack McGrory
                                       -----------------------------------------
                                       By:        Jack McGrory
                                       Title:     Manager


                                       Price Charities

                                       /s/ Jack McGrory
                                       -----------------------------------------
                                       By:        Jack McGrory
                                       Title:     Executive Vice President


                                       SOL PRICE

                                       /s/ Sol Price
                                       -----------------------------------------


                                       ROBERT PRICE

                                       /s/ Robert Price
                                       -----------------------------------------


                                       JACK MCGRORY

                                       /s/ Jack McGrory
                                       -----------------------------------------

                                                                       Exhibit 6
                                                                       ---------


                                       MURRAY GALINSON

                                       /s/ Murray Galinson
                                       -----------------------------------------


                                       KEENE WOLCOTT

                                       /s/ Keene Wolcott
                                       -----------------------------------------


                                       JOSE LUIS LAPARTE

                                       /s/ Jose Luis Laparte
                                       -----------------------------------------